Exhibit 99.1

Building Better Experiences

Q1 2020 First Quarter Shareholder Report

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May 6, 2020

BCE

Building Better 2020 Experiences Q1First Quarter Shareholder Report May 6, 2020

Table of contents

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 30 to 33 for a list of defined non-GAAP financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the first quarter of 2020 (Q1 2020 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2019 dated March 5, 2020 (BCE 2019 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to May 6, 2020, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2019 dated March 5, 2020 (BCE 2019 AIF) and recent financial reports, including the BCE 2019 Annual MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Please also refer to BCE’s news release announcing its results for the first quarter of 2020 to be issued on May 7, 2020, available on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q1) ended March 31, 2020 and 2019.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, and in particular, but without limitation, the introduction to section 1, Overview, section 1.2, Key corporate and business developments, section 1.3, Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the outbreak of the COVID-19 pandemic, BCE’s 2020 annualized common share dividend and the expected continued payment thereof for the foreseeable future, our network deployment and capital investment plans, the sources of liquidity we expect to use to meet our anticipated 2020 cash requirements, the expected timing and completion of the proposed acquisition of conventional television (TV) network V and related digital assets, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at May 6, 2020 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in section 1.3, Assumptions, which section is incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which we cannot predict, we believe that our assumptions were reasonable at May 6, 2020. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, pandemics, epidemics and other public health risks, including the COVID-19 pandemic, economic, financial, competitive, regulatory, security, technological, operational and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to, the risks described or referred to in section 6, Business risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 6, 2020. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

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1 MD&A Overview

1    Overview

The COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus while seeking to maintain essential services. These measures have significantly disrupted retail and commercial activities in most sectors of the economy and created extreme volatility in financial markets. This has resulted in a sharp economic downturn marked by rising levels of unemployment, as most businesses have reduced or ceased business operations, and reduced consumer spending.

As Canada’s largest communications company, Bell continues to deliver critical services and support to consumers, businesses, governments and public health responders during the COVID-19 situation. We are guided by three key operating principles during this crisis: Keep Canadians connected and informed; Prioritize the health and safety of the public, our customers and team; and Support our customers and communities. We have taken a number of steps aimed at maintaining the continuity of essential services, ensuring the health and safety of the public, our customers and our employees, and supporting our customers, frontline workers and the community.

KEEP CANADA CONNECTED AND INFORMED

•

Accelerated investments in network capacity, reliability and redundancy to manage the significant increases in network usage due to remote work, self-isolation and support for government and emergency response

•

This includes Internet data increases of up to 60% during the day and 20% at night; 40% growth in rural Wireless Home Internet usage; 25% increase in live TV viewing and 75% for Crave; surges in wireline voice traffic volumes up to 200% at peak times; and a 250% increase in conference calling alongside increased demand for 1-800 services to support public health and other government information lines

•	Accelerated the rollout of new or enhanced Wireless Home Internet service in April to 137,000 more homes than originally anticipated in 180 rural communities

•	Equipped over 4,000 customer service agents to work remotely, and redeployed thousands of Bell team members to frontline service roles

•	Encouraged customers to take advantage of MyBell online and mobile self-serve options; digital self-serve represents more than 50% of total customer transactions since the start of the COVID-19 crisis

•

Our capital investment program continues, including ongoing deployment of high-speed fibre, preparation for the launch of mobile Fifth Generation (5G), and investment in Customer Experience improvements including online fulfillment, digital self-serve and improved app functionality

PRIORITIZE THE HEALTH AND SAFETY OF THE PUBLIC, OUR CUSTOMERS AND TEAM

•	Implemented strict sanitation and safety procedures across our operations in line with the latest public health protocols and equipped our teams with required personal protective equipment (PPE)

•	Implemented innovations such as Assisted Self-Installation and Repair, which enables field technicians to support customers from outside the home by voice and video links

•

Accelerated remote work arrangements for employees across Canada, ensured wage support for employees impacted by temporary closures or workload reduction who could not be redeployed to frontline service roles, and provided enhanced access to workplace mental health services

•	Temporarily closed retail locations nationally other than a limited number of street-front stores open for critical customer support, while enhancing online and phone sales and support

•	In addition to PPE necessary for the Bell team, acquired and donated 1.5 million protective N95 and KN95 face masks for use by frontline workers throughout Canada

SUPPORT OUR CUSTOMERS AND COMMUNITIES

•	Waived wireline residential Internet overage fees until June 30, 2020 and wireless roaming charges for customers travelling abroad until April 30, 2020

•	Implemented flexible payment options for customers financially impacted by the crisis and suspended all new service price increases

•	Offered free Bell TV previews of a wide range of news, family and entertainment channels, and 30-day free Crave trials for new customers

•	Provided thousands of complimentary smartphones, tablets and airtime to healthcare facilities, shelters and other social service providers

•

Increased Bell Let’s Talk mental health funding by $5 million, including immediate support for Canadian organizations providing emergency response and services for youth and families, such as Canadian Red Cross and Kids Help Phone

•	Bell Media presented the all-Canadian Stronger Together, Tous Ensemble benefit special on April 26, supporting frontline workers and Food Banks Canada with donations of more than $8.6 million

Although our telecommunications, media and broadcasting operations have been recognized by Canadian governments as essential services, our business has nonetheless, starting in the latter part of the first quarter, been negatively impacted by the emergency measures adopted to combat the spread of COVID-19 and the resulting economic conditions. All of our segments have been adversely affected, but we have seen a more pronounced impact on retail subscriber and promotional activity, wireless product sales, wireless roaming revenues, business customer spending and media advertising revenues. Given that measures taken to address the COVID-19 pandemic only started in the latter part of the first quarter, such measures had a relatively moderate impact on our Q1 2020 financial results.

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1 MD&A Overview

Due to the speed with which the COVID-19 pandemic is developing and the uncertainty of its severity, duration and potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. The extent to which the COVID-19 pandemic will continue to adversely impact our business, financial condition, liquidity and financial results will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the developments and risks referred to in Section 6, Business risks – Update to the description of business risks, of this MD&A, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

Accordingly, given this unprecedented and highly uncertain environment, BCE is withdrawing all of its 2020 financial guidance that it announced on February 6, 2020. It is also withdrawing all of its business outlooks and assumptions set out in the BCE 2019 Annual MD&A, its February 6, 2020 earnings news release and the BCE 2019 AIF including, without limitation, those included in section 1.4, Capital markets strategy, in section 2, Strategic imperatives, in section 3.2, Business outlook and assumptions and under the headings Competitive landscape and industry trends and Business outlook and assumptions included in section 5, Business segment analysis, of the BCE 2019 Annual MD&A.

However, BCE’s underlying business fundamentals remain strong. Our strong liquidity position, underpinned by a healthy balance sheet, substantial free cash flow generation and access to the debt and bank capital markets, is expected to provide significant financial flexibility to execute on our planned capital expenditures for 2020 and to sustain BCE’s common share dividend payments for the foreseeable future.

1.1    Financial highlights

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

BCE Q1 2020 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$5,680	$733	$2,442
million	million	million
(0.9%) vs. Q1 2019	(7.3%) vs. Q1 2019	+1.4% vs. Q1 2019

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$680	$720	$1,451	$627
million	million	million	million
(8.1%) vs. Q1 2019	+4.0% vs Q1 2019	(4.3%) vs. Q1 2019	(2.3%) vs. Q1 2019
BCE CUSTOMER CONNECTIONS
Wireless	Retail high-speed Internet	Retail TV	Retail residential network
Total			access services (NAS) lines
+5.2%	+3.9%	(0.4%)	(8.9%)
10.0 million subscribers	3.6 million subscribers	2.8 million subscribers	2.6 million subscribers
at March 31, 2020	at March 31, 2020	at March 31, 2020	at March 31, 2020

(1)

Adjusted EBITDA, adjusted net earnings and free cash flow are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin, Adjusted net earnings and adjusted EPS and Free cash flow and dividend payout ratio in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

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1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Operating revenues

Service	5,058	5,045	13	0.3%

Product	622	689	(67)	(9.7%)

Total operating revenues	5,680	5,734	(54)	(0.9%)

Operating costs	(3,238)	(3,325)	87	2.6%

Adjusted EBITDA	2,442	2,409	33	1.4%
Adjusted EBITDA margin (1)	43.0%	42.0%		1.0 pt	s

Net earnings attributable to:

Common shareholders	680	740	(60)	(8.1%)

Preferred shareholders	38	38	–	–

Non-controlling interest	15	13	2	15.4%

Net earnings	733	791	(58)	(7.3%)

Adjusted net earnings	720	692	28	4.0%

Net earnings per common share (EPS)	0.75	0.82	(0.07)	(8.5%)

Adjusted EPS (1)	0.80	0.77	0.03	3.9%

(1) Adjusted EBITDA margin and adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin and Adjusted net earnings and adjusted EPS in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Cash flows from operating activities	1,451	1,516	(65)	(4.3%)

Capital expenditures	(783)	(850)	67	7.9%

Free cash flow	627	642	(15)	(2.3%)

Q1 2020 FINANCIAL HIGHLIGHTS

BCE revenues declined by 0.9% in Q1 2020, compared to the same period last year, driven by reduced economic and commercial activity as a result of the impact of the COVID-19 pandemic in the latter part of the quarter, which negatively affected all of our segments, with a more pronounced impact on retail subscriber and promotional activity, wireless product sales and roaming revenues, as well as business customer spending and media advertising revenues. Service revenues increased by 0.3% year over year, from the continued growth of our postpaid and prepaid wireless, retail Internet, and Internet protocol television (IPTV) subscriber bases, higher residential household average revenue per unit and greater Bell Media subscriber revenues, moderated by the ongoing erosion in our voice, satellite TV and legacy data revenues, along with lower media advertising revenues. Product revenues decreased by 9.7% year over year, mainly due to lower wireless product sales and lower equipment sales to large enterprise customers partly attributable to the impact of the COVID-19 pandemic.

Net earnings decreased by 7.3% in the first quarter of 2020, compared to the same period last year, mainly due to higher other expense, mainly as a result of net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by higher adjusted EBITDA and lower income taxes.

BCE adjusted EBITDA grew by 1.4% in Q1 2020, compared to Q1 2019, despite the unfavourable impact of the COVID-19 pandemic, due to adjusted EBITDA growth in our wireless and wireline segments, moderated by a decline in our media segment. The decline in operating costs, offset in part by lower revenues, drove the year-over-year growth in adjusted EBITDA. This resulted in an adjusted EBITDA margin of 43.0% in Q1 2020, up 1.0 pts compared to the 42.0% achieved in Q1 2019, reflecting lower wireless device subsidies and reduced low-margin wireline product revenues.

BCE’s EPS of $0.75 in Q1 2020 decreased by $0.07 compared to the same period last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI), adjusted net earnings in the first quarter of 2020 was $720 million, or $0.80 per common share, compared to $692 million, or $0.77 per common share, for the same period last year.

Cash flows from operating activities in the first quarter of 2020 decreased by $65 million, compared to Q1 2019, mainly due to higher interest paid and lower cash from working capital due in part to collections slowdown as a result of COVID-19, partly offset by delayed tax payments due to government relief measures related to COVID-19, higher adjusted EBITDA and lower severance and other costs paid.

Free cash flow in Q1 2020 decreased by $15 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding acquisition and other costs paid, partly offset by lower capital expenditures.

4             BCE Inc. 2020 First Quarter Shareholder Report

1 MD&A Overview

1.2    Key corporate and business developments

COMMON SHARE DIVIDEND INCREASE

On February 5, 2020, BCE’s board of directors approved a 5%, or 16 cents per share, increase in the annualized common share dividend from $3.17 per share to $3.33 per share, effective with BCE’s 2020 first quarter dividend paid on April 15, 2020 to common shareholders of record on March 16, 2020. This dividend increase represents BCE’s 16th increase to its annual common share dividend since 2009, representing a total increase of 128%.

PUBLIC DEBT OFFERINGS AND REDEMPTION

On February 13, 2020, Bell Canada completed a public offering of $750 million of medium-term notes (MTN) debentures pursuant to its MTN program. The $750 million Series M-51 MTN debentures will mature on September 30, 2050 and carry an annual interest rate of 3.50%. The MTN debentures are fully and unconditionally guaranteed by BCE Inc.

On March 25, 2020, Bell Canada completed a public offering of $1 billion of MTN debentures pursuant to its MTN program. The $1 billion Series M-47 MTN debentures, which were issued pursuant to a re-opening of an existing series of MTN debentures, will mature on March 12, 2025 and carry an annual interest rate of 3.35%. The MTN debentures are fully and unconditionally guaranteed by BCE Inc.

The net proceeds of the offerings were used to fund the early redemption in March 2020 of Bell Canada’s $500 million principal amount of 4.95% Series M-24 MTN debentures due May 19, 2021, to repay short-term debt and for general corporate purposes.

CRTC APPROVAL OF V NETWORK AND NOOVO.CA ACQUISITION

On April 3, 2020, the Canadian Radio-television and Telecommunications Commission (CRTC) approved Bell Media’s agreement to acquire conventional TV network V along with its related digital assets, including the ad-supported video-on-demand service Noovo.ca, from Groupe V Média. Combining the dedicated and experienced Montréal-based management, programming and production teams of Bell Media and V, the successful completion of the transaction will provide Québec viewers with added diversity in news and entertainment programming on all platforms as well as extended opportunities for Québec’s advertising industry. The transaction is expected to close in Q2 2020, subject to closing conditions.

BELL LET’S TALK INITIATIVE EXTENDED TO 2025

On March 9, 2020, Bell extended the Bell Let’s Talk initiative to 2025 and increased Bell’s total funding commitment for mental health to at least $150 million. As the company kicks off the next five years of Bell Let’s Talk, Bell and the Graham Boeckh Foundation also unveiled a $10 million partnership to support integrated youth mental health and wellness services across Canada. The first donation from the partnership will support Aire ouverte’s existing youth hubs in Laval, Nord-de-l’Île-de-Montréal and Sept-Îles and four new sites currently in development. Aire ouverte will receive a multi-year gift of $1 million to support programming at the existing centres, help launch the new hub sites and develop a shared governance model and standardized metrics.

On March 26, 2020, Bell Let’s Talk announced a special program to support five organizations delivering mental health support on the front lines of Canadian communities and to kids and families with remote tools in a time of social distancing. Part of a $5 million increase in Bell Let’s Talk funding in response to the COVID-19 pandemic, donations to Canadian Red Cross, Canadian Mental Health Association (CMHA), Kids Help Phone, Revivre and Strongest Families Institute are enabling them to enhance their efforts to support Canadians confronting isolation, anxiety and other challenges during the crisis. With this $5 million increase in response to the COVID-19 pandemic, total Bell Let’s Talk funding commitment grew to $155 million.

Bell Let’s Talk was initially launched in 2010 as a 5-year initiative with a $50-million donation from Bell, the largest-ever corporate commitment to mental health in Canada. Focused on 4 key action pillars – anti-stigma, care and access, research and workplace leadership – Bell Let’s Talk has since partnered with more than 1,000 organizations providing mental health services throughout Canada, including hospitals, universities, local community service providers and other care and research organizations.

NOMINATION TO BCE’S BOARD OF DIRECTORS AND DEPARTURE OF SOPHIE BROCHU

In anticipation of the retirements of Messrs. Barry K. Allen, Robert E. Brown and Paul R. Weiss at the 2021 annual shareholder meeting, the election of Mr. Thomas E. Richards to the BCE Board of Directors (BCE Board or Board) will be proposed at BCE’s 2020 annual general shareholder meeting, which will be held live via webcast on Thursday, May 7, 2020, to facilitate a seamless transition and ensure Board renewal with the appropriate mix of skills, expertise and experience. Mr. Richards is a seasoned U.S.-based technology and telecommunications executive. He is a corporate director and was Executive Chairman of the Board of Directors of CDW Corporation (a provider of integrated information technology (IT) solutions) until December 2019. He previously served as Chairman, President and Chief Executive Officer of CDW Corporation until December 2018. Prior to joining CDW Corporation in 2009 as President and Chief Operating Officer, he held senior leadership positions at Qwest Communications International Inc., Clear Communications Corporation and Ameritech Corporation (telecommunications companies).

On April 2, 2020, BCE announced that Sophie Brochu will not seek re-election to the board of directors at BCE’s 2020 annual general shareholder meeting, following her appointment as President and Chief Executive Officer of Hydro-Québec effective April 6, 2020. Ms. Brochu has been a member of the board of directors of BCE and Bell Canada since 2010 and currently serves on their compensation and governance committees. She will remain a director until the BCE 2020 annual general shareholder meeting.

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1 MD&A Overview

BELL NAMED ONE OF CANADA’S BEST DIVERSITY EMPLOYERS

For the fourth year in a row, Bell has been named one of Canada’s Best Diversity Employers in Mediacorp’s 2020 report on workplace diversity and inclusion. The award recognizes Bell’s commitment to providing an inclusive and accessible workplace that reflects Canada’s diversity and highlights our wide range of programs to enable women, persons with disabilities, Indigenous Peoples, visible minorities and other groups in their career development.

1.3    Assumptions

The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation, the following assumptions. Due to the speed with which the COVID-19 pandemic is developing and the uncertainty of its severity, duration and potential outcomes, we are not able at this time to estimate the impacts of the pandemic on our business or future financial results and related assumptions. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. The extent to which the COVID-19 pandemic will continue to adversely impact our business, financial condition, liquidity and financial results will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Readers should also refer to Section 6, Business risks, of this MD&A for a description of risk factors including, without limitation, those relating to the COVID-19 pandemic, which could cause any of our assumptions, and related forward-looking statements, not to materialize.

ASSUMPTIONS

•

Our liquidity from our cash and cash equivalents balance, the remaining undrawn capacity under our committed credit facilities, our cash flows from operations, continued access to the public capital, bank credit and commercial paper markets based on investment-grade credit ratings, and continued access to our securitized trade receivables programs, will be sufficient to meet our cash requirements for the remainder of 2020

•	No material financial, operational or competitive consequences of changes in regulations affecting any of our business segments

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2 MD&A Consolidated financial analysis

2    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q1 2020 compared with Q1 2019. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1   BCE consolidated income statements

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Operating revenues

Service	5,058	5,045	13	0.3%

Product	622	689	(67)	(9.7%)

Total operating revenues	5,680	5,734	(54)	(0.9%)

Operating costs	(3,238)	(3,325)	87	2.6%

Adjusted EBITDA	2,442	2,409	33	1.4%

Adjusted EBITDA margin	43.0%	42.0%		1.0 pts

Severance, acquisition and other costs	(16)	(24)	8	33.3%

Depreciation	(868)	(882)	14	1.6%

Amortization	(234)	(221)	(13)	(5.9%)

Finance costs

Interest expense	(279)	(283)	4	1.4%

Interest on post-employment benefit obligations	(12)	(16)	4	25.0%

Other (expense) income	(55)	101	(156)	n.m.

Income taxes	(245)	(293)	48	16.4%

Net earnings	733	791	(58)	(7.3%)

Net earnings attributable to:

Common shareholders	680	740	(60)	(8.1%)

Preferred shareholders	38	38	–	–

Non-controlling interest	15	13	2	15.4%

Net earnings	733	791	(58)	(7.3%)

Adjusted net earnings	720	692	28	4.0%

EPS	0.75	0.82	(0.07)	(8.5%)

Adjusted EPS	0.80	0.77	0.03	3.9%

n.m.: not meaningful 2.2 Customer connections BCE NET ACTIVATIONS (LOSSES)

	Q1 2020	Q1 2019	% CHANGE

Wireless subscribers net activations (losses)	19,595	38,282	(48.8%)

Postpaid	23,650	50,204	(52.9%)

Prepaid	(4,055)	(11,922)	66.0%

Wireline retail high-speed Internet subscribers net activations	22,595	22,671	(0.3%)

Wireline retail TV subscribers net (losses) activations	(18,555)	(1,560)	n.m.

IPTV	2,852	20,916	(86.4%)

Satellite	(21,407)	(22,476)	4.8%

Wireline retail residential NAS lines net losses	(61,595)	(66,779)	7.8%

Total services net losses	(37,960)	(7,386)	n.m.

n.m.: not meaningful

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2 MD&A Consolidated financial analysis

TOTAL BCE CUSTOMER CONNECTIONS

	Q1 2020	Q1 2019	% CHANGE

Wireless subscribers	9,977,557	9,480,835	5.2%

Postpaid	9,183,590	8,808,189	4.3%

Prepaid	793,967	672,646	18.0%

Wireline retail high-speed Internet subscribers	3,578,196	3,442,411	3.9%

Wireline retail TV subscribers	2,753,909	2,764,851	(0.4%)

IPTV	1,770,034	1,696,622	4.3%

Satellite	983,875	1,068,229	(7.9%)

Wireline retail residential NAS lines	2,635,888	2,894,029	(8.9%)

Total services subscribers	18,945,550	18,582,126	2.0%

BCE had 37,960 net retail customer losses in Q1 2020, declining by 30,574 over the same period last year. The net retail customer losses in Q1 2020 consisted of:

•	23,650 postpaid wireless net customer activations, and 4,055 prepaid wireless net customer losses

•	22,595 retail high-speed Internet net customer activations

•	18,555 retail TV net customer losses comprised of 21,407 retail satellite TV net customer losses and 2,852 retail IPTV net customer additions

•	61,595 retail residential NAS net losses

At March 31 2020, BCE retail customer connections totaled 18,945,550, up 2.0% year over year, and consisted of the following:

•	9,977,557 wireless subscribers, up 5.2% compared to Q1 2019, comprised of 9,183,590 postpaid subscribers, an increase of 4.3% over last year, and 793,967 prepaid subscribers, up 18.0% year over year

•	3,578,196 retail high-speed Internet subscribers, 3.9% higher than last year

•

2,753,909 total retail TV subscribers, down 0.4% compared to Q1 2019, comprised of 1,770,034 retail IPTV customers, up 4.3% year over year, and 983,875 retail satellite TV subscribers, down 7.9% year over year

•	2,635,888 retail residential NAS lines, a decline of 8.9% compared to Q1 2019

2.3  Operating revenues

BCE

Revenues

(in $ millions)

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Bell Wireless	2,035	2,077	(42)	(2.0%)

Bell Wireline	3,076	3,097	(21)	(0.7%)

Bell Media	752	745	7	0.9%

Inter-segment eliminations	(183)	(185)	2	1.1%

Total BCE operating revenues	5,680	5,734	(54)	(0.9%)

BCE

Total operating revenues at BCE declined by 0.9% in Q1 2020, compared to the same period last year, driven by reduced economic and commercial activity from the COVID-19 pandemic, which adversely affected all three of our segments, with a more significant impact on our wireless product sales and outbound roaming revenues, as well as media advertising revenues. Total operating revenues in Q1 2020, consisted of service revenues of $5,058 million, which grew by 0.3% year over year, and product revenues of $622 million, which declined by 9.7% year over year. Wireless operating revenues declined by 2.0% year over year in Q1 2020, driven by lower product revenue of 9.1%, partly offset by service revenue growth of 0.5%. Wireline operating revenues declined by 0.7% in Q1 2020 compared to Q1 2019, attributable to reduced product revenue of 11.8% combined with a modest decline in service revenues of 0.1%, reflecting lower voice and product revenues, moderated by higher data revenue. Bell Media revenues increased by 0.9% year over year in Q1 2020, driven by higher subscriber revenues, offset in part by reduced advertising revenues.

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2.4  Operating costs

BCE	BCE
Operating cost profile	Operating cost profile

Q1 2019	Q1 2020

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Bell Wireless	(1,107)	(1,185)	78	6.6%

Bell Wireline	(1,717)	(1,745)	28	1.6%

Bell Media	(597)	(580)	(17)	(2.9%)

Inter-segment eliminations	183	185	(2)	(1.1%)

Total BCE operating costs	(3,238)	(3,325)	87	2.6%

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

Total BCE operating costs declined by 2.6% in Q1 2020, compared to Q1 2019, driven by reduced costs in Bell Wireless of 6.6%, and in Bell Wireline of 1.6%, partly offset by higher year-over-year costs at Bell Media of 2.9%. The decline in operating costs reflected lower cost of revenues related to the revenue decline resulting from the COVID-19 pandemic.

2.5  Net earnings

BCE Net earnings (in $ millions)

Net earnings decreased by 7.3% in the first quarter of 2020, compared to the same period last year, mainly due to higher other expense, mainly as a result of net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by higher adjusted EBITDA and lower income taxes.

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2 MD&A Consolidated financial analysis

2.6  Adjusted EBITDA

BCE

Adjusted EBITDA

(in $ millions)

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Bell Wireless	928	892	36	4.0%

Bell Wireline	1,359	1,352	7	0.5%

Bell Media	155	165	(10)	(6.1%)

Total BCE adjusted EBITDA	2,442	2,409	33	1.4%

BCE

BCE’s adjusted EBITDA grew by 1.4% in Q1 2020, compared to Q1 2019, despite the unfavourable impact from the COVID-19 pandemic, due to growth in our Bell Wireless segment of 4.0% and our Bell Wireline segment of 0.5%, partly offset by a decline in our Bell Media segment of 6.1%. The growth in adjusted EBITDA was driven by lower year-over-year operating expense, offset in part by the decline in revenues. This corresponded to an adjusted EBITDA margin of 43.0% in Q1 2020, up 1.0 pts over the same period last year, mainly driven by lower wireless device subsidies and reduced low-margin wireline product sales in our total revenue base.

2.7  Severance, acquisition and other costs

2020

Severance, acquisition and other costs of $16 million in the first quarter of 2020 included:

•	Severance costs of $8 million for workforce reduction initiatives

•	Acquisition and other costs of $8 million

2019

Severance, acquisition and other costs of $24 million in the first quarter of 2019 included:

•	Severance costs of $7 million for workforce reduction initiatives

•	Acquisition and other costs of $17 million

2.8  Depreciation and amortization

DEPRECIATION

Depreciation in Q1 2020 decreased by $14 million, compared to Q1 2019, due to an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process, partly offset by a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

AMORTIZATION

Amortization in Q1 2020 increased by $13 million, compared to Q1 2019, mainly due to a higher asset base.

2.9  Finance costs

INTEREST EXPENSE

Interest expense in the first quarter of 2020 decreased by $4 million, compared to the same period last year, mainly due to lower average interest rates, partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2020, the discount rate was 3.1% compared to 3.8% on January 1, 2019.

In the first quarter of 2020, interest expense on post-employment benefit obligations decreased by $4 million, compared to the same period last year, due to a lower discount rate and a lower net post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (loss) (OCI).

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2.10  Other (expense) income

2020

Other expense of $55 million in the first quarter of 2020 included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans and early debt redemption costs.

2019

Other income of $101 million in the first quarter of 2019 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans.

2.11  Income taxes

Income taxes in the first quarter of 2020 decreased by $48 million, compared to the same period last year, mainly due to lower taxable income.

2.12  Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders of $680 million in the first quarter of 2020 decreased by $60 million, compared to the same period last year, due to higher other expense, mainly as a result of net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by higher adjusted EBITDA and lower income taxes.

BCE’s EPS of $0.75 in Q1 2020 decreased by $0.07 compared to the same period last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs and impairment charges, net of tax and NCI, adjusted net earnings in the first quarter of 2020 was $720 million, or $0.80 per common share, compared to $692 million, or $0.77 per common share, for the same period last year.

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3 MD&A Business segment analysis - Bell Wireless

3    Business segment analysis

3.1   Bell Wireless

KEY BUSINESS DEVELOPMENTS

5G PARTNERSHIP WITH NOKIA CORPORATION (NOKIA)

As part of our mobile 5G strategy, we announced our first 5G network equipment supplier agreement with long-time partner Nokia on February 6, 2020. As part of our mobile 5G preparedness activities, we will continue to enhance 5G access speeds, capacity and coverage as additional 5G wireless spectrum, including in the 3.5 gigahertz band, becomes available following the federal government’s spectrum auction processes.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2020 PERFORMANCE HIGHLIGHTS

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Total subscriber growth	Postpaid net activations	Prepaid net losses
+5.2%	23,650	(4,055)
Q1 2020 vs. Q1 2019	in Q1 2020	in Q1 2020

Postpaid churn in Q1 2020	Blended average billing per user (ABPU) (1) per month
0.97%	(2.7%)
improved 0.10 pts vs. Q1 2019	Q1 2020: $65.53 Q1 2019: $67.35

(1)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs), in this MD&A for the definition of ABPU.

BELL WIRELESS RESULTS

REVENUES

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

External service revenues	1,535	1,528	7	0.5%

Inter-segment service revenues	12	12	–	–

Total operating service revenues	1,547	1,540	7	0.5%

External product revenues	487	536	(49)	(9.1%)

Inter-segment product revenues	1	1	–	–

Total operating product revenues	488	537	(49)	(9.1%)

Total Bell Wireless revenues	2,035	2,077	(42)	(2.0%)

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3 MD&A Business segment analysis - Bell Wireless

Bell Wireless operating revenues decreased by 2.0% in Q1 2020, compared to Q1 2019, driven by lower product revenue, offset in part by the growth in both our postpaid and prepaid service revenues.

Service revenues increased by 0.5% in the quarter, compared to Q1 2019, driven by:

•	Continued growth in our postpaid and prepaid subscriber base coupled with the flow-through of 2019 rate increases

These factors were partly offset by:

•	Reduced data overages driven by greater customer adoption of monthly plans with higher data allotments

•	Shift in device sales mix resulting in the increased adoption of lower-valued monthly plans

•	Less outbound roaming revenues due to the COVID-19 pandemic as a result of reduced customer travel and waiving of roaming charges

Product revenues declined by 9.1% in the current quarter, compared to the same period last year, due to lower device upgrades and gross activations, driven by reduced market activity from the temporary closure of retail distribution channels as a result of the COVID-19 pandemic, offset in part by lower discounting and higher handset prices.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Operating costs	(1,107)	(1,185)	78	6.6%

Adjusted EBITDA	928	892	36	4.0%

Total adjusted EBITDA margin	45.6%	42.9%		2.7 pts

Bell Wireless operating costs decreased by 6.6% in Q1 2020, compared to Q1 2019, due to:

•	Lower product cost of goods sold due to reduced device sales primarily driven by the COVID-19 pandemic along with higher vendor rebates

These factors were partly offset by:

•	Higher network operating costs due to the expansion of network capacity and preparation for the launch of our 5G network

Bell Wireless adjusted EBITDA increased by 4.0% in Q1 2020, compared to Q1 2019, mainly attributable to lower operating costs and the flow-through of the service revenue growth. Adjusted EBITDA margin, based on wireless operating revenues, increased to 45.6% in the quarter, compared to 42.9% in Q1 2019, driven by lower device subsidies partly due to greater adoption of device financing, along with the service revenue flow-through.

BELL WIRELESS OPERATING METRICS

	Q1 2020	Q1 2019	CHANGE	% CHANGE

Blended ABPU ($/month) (1)	65.53	67.35	(1.82)	(2.7%)

Gross activations	406,419	410,301	(3,882)	(0.9%)

Postpaid	282,412	320,558	(38,146)	(11.9%)

Prepaid	124,007	89,743	34,264	38.2%

Net activations (losses)	19,595	38,282	(18,687)	(48.8%)

Postpaid	23,650	50,204	(26,554)	(52.9%)

Prepaid	(4,055)	(11,922)	7,867	66.0%

Blended churn % (average per month)	1.30%	1.31%		0.01 pts

Postpaid	0.97%	1.07%		0.10 pts

Prepaid	5.03%	4.49%		(0.54) pts

Subscribers	9,977,557	9,480,835	496,722	5.2%

Postpaid	9,183,590	8,808,189	375,401	4.3%

Prepaid	793,967	672,646	121,321	18.0%

(1)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs), in this MD&A for the definition of ABPU.

Blended ABPU of $65.53 decreased by 2.7% in Q1 2020, compared to the same period last year, driven by:

•	Lower data overages due to increased customer adoption of monthly plans with higher data allotments

•	Shift in device sales mix resulting in the increased adoption of lower-valued monthly plans

•	Lower roaming revenues driven by reduced travel and waiving of roaming charges as a result of the COVID-19 pandemic

•	The dilutive impact from the continued growth in prepaid customers driven by Lucky Mobile, our low-cost prepaid mobile service

These factors were partly offset by:

•	Year-over-year favourability from monthly billings relating to device financing plans launched in July 2019

•	The flow-through of 2019 rate increases

Total gross wireless activations declined by 0.9% in Q1 2020, compared to the same period last year, due to lower postpaid gross activations, offset in part by higher prepaid gross activations.

•

Postpaid gross activations decreased by 11.9% in the quarter, compared to Q1 2019, driven by reduced market activity from the temporary closure of retail distribution channels and call center disruptions as a result of the COVID-19 pandemic, offset in part by greater device financing activations combined with higher year-over-year additions from our contract with Shared Services Canada due to increased demand for remote work capability due to the COVID-19 pandemic

•

Prepaid gross activations increased by 38.2% in Q1 2020, compared to the same period last year, driven by the continued growth from Lucky Mobile combined with the benefit from our national retail distribution agreement with Dollarama, which remains open during the COVID-19 pandemic

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3 MD&A Business segment analysis - Bell Wireless

Blended wireless churn of 1.30% improved by 0.01 pts in Q1 2020, compared to Q1 2019.

•

Postpaid churn of 0.97% improved by 0.10 pts in the quarter, compared to Q1 2019, driven by fewer deactivations from reduced market activity due to the temporary closure of retail stores as a result of the COVID-19 pandemic, as well as reflecting our continued investment in customer retention and network speeds

•	Prepaid churn of 5.03% increased by 0.54 pts in the current quarter, compared to last year, due to greater competitive intensity in the discount mobile market

Net activations declined by 48.8% in Q1 2020, compared to Q1 2019, due to lower postpaid net activations, moderated by improved prepaid net losses.

•	Postpaid net activations decreased by 52.9% in Q1 2020, compared to Q1 2019, driven by lower gross activations, offset in part by reduced customer deactivations

•	Prepaid net losses improved by 66.0% in the current quarter, compared to the same period last year, due to higher gross activations, offset in part by greater customer deactivations

Wireless subscribers at March 31, 2020 totaled 9,977,557, an increase of 5.2% from 9,480,835 subscribers reported at the end of Q1 2019. This was comprised of 9,183,590 postpaid subscribers and 793,967 prepaid subscribers, an increase of 4.3% and 18.0%, respectively, year over year. At the end of Q1 2020, the proportion of Bell Wireless customers subscribing to our postpaid service decreased by 1 pt year over year to 92%.

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3 MD&A Business segment analysis - Bell Wireline

3.2  Bell Wireline

KEY BUSINESS DEVELOPMENTS

INVESTMENT IN HAMILTON’S DIGITAL INFRASTRUCTURE

On January 23, 2020, Bell announced an investment of approximately $400 million to expand broadband Internet access in urban and rural areas of Hamilton, the largest digital infrastructure investment in the city’s history. Over the next five years, Bell plans to bring direct fibre network connections to more than 200,000 homes and business locations throughout the city. The network will provide consumers with access to data speeds up to 1.5 gigabit per second, the fastest home Internet speeds in Canada. In addition to premium network support for the city’s business community, the Bell project includes the expansion of high-speed Bell Wireless Home Internet service to 8,000 homes in rural Hamilton. The majority of the network build will consist of new fibre installed underground, with additional fibre located on Bell telephone and utility poles.

WINNIPEG FIBRE INFRASTRUCTURE BUILDOUT

On March 2, 2020, as part of its $1 billion capital investment plan for Manitoba, Bell announced an investment of approximately $400 million to bring fibre-to-the-premise (FTTP) to Winnipeg, with direct fibre connections to approximately 275,000 homes and commercial locations throughout the city. Fully funded by Bell, the fibre project will offer Winnipeggers access to leading services marketed under our Bell MTS brand, such as Gigabit Fibe Internet, Whole Home Wi-Fi and Fibe TV in addition to future advanced technologies enabled by the high data speeds and capacity of fibre connections. Bell estimates the Winnipeg project will create more than 1,100 direct and indirect jobs in Winnipeg and other Manitoba locations and an additional $900 million in new economic activity. Bell is working closely with Manitoba Hydro and the City of Winnipeg to ensure maximum efficiency in the buildout, which will leverage innovative installation techniques and state-of-the-art equipment to minimize disruption for residents and businesses.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2020 PERFORMANCE HIGHLIGHTS

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Retail high-speed Internet	Retail high-speed Internet	Retail TV
+3.9%	22,595	(0.4%)
Subscriber growth	Total net subscriber activations	Subscriber decline
Q1 2020 vs. Q1 2019	in Q1 2020	Q1 2020 vs. Q1 2019

Retail IPTV	Retail residential NAS lines
2,852	(8.9%)
Total net subscriber activations in Q1 2020	Subscriber decline in Q1 2020

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3 MD&A Business segment analysis - Bell Wireline

BELL WIRELINE RESULTS

REVENUES

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Data	1,931	1,911	20	1.0%

Voice	872	907	(35)	(3.9%	)

Other services	62	59	3	5.1%

Total external service revenues	2,865	2,877	(12)	(0.4%	)

Inter-segment service revenues	76	67	9	13.4%

Total operating service revenues	2,941	2,944	(3)	(0.1%	)

Data	123	142	(19)	(13.4%	)

Equipment and other	12	11	1	9.1%

Total external product revenues	135	153	(18)	(11.8%	)

Inter-segment product revenues	–	–	–	–

Total operating product revenues	135	153	(18)	(11.8%	)

Total Bell Wireline revenues	3,076	3,097	(21)	(0.7%	)

Bell Wireline operating revenues decreased by 0.7% in Q1 2020, compared to the same period last year, as the ongoing erosion in voice revenues and the year-over-year decline in product revenues more than offset the growth in data service revenues.

Bell Wireline operating service revenues were essentially stable year over year, declining by 0.1% in Q1 2020 compared to last year.

•	Data revenues grew by 1.0% in Q1 2020, compared to the same period last year, attributable to:

•	Growth in retail Internet and IPTV subscribers along with the flow-through of pricing changes

These factors were partly offset by:

•	Higher acquisition, retention and bundle discounts on residential services

•	The ongoing decline in our satellite TV subscriber base

•	Continued legacy data erosion

•	Voice revenues declined by 3.9% in Q1 2020, compared to Q1 2019, resulting from:

•	Continued NAS line erosion from technological substitution to wireless and Internet based services

•	Reduced usage of traditional long distance services by residential and business customers

•	Large business customer conversions to Internet protocol (IP) based data services

These factors were partly offset by:

•	The flow-through of pricing changes

•	Higher usage of conferencing services by business customers due to the increase in the number of employees working from home as a result of the COVID-19 pandemic

•	Greater sales of international wholesale long distance minutes

Bell Wireline operating product revenues declined by 11.8% in Q1 2020, compared to the same period last year, driven by strong sales in Q1 2019, primarily to the government sector, along with the impact of vendor delays relating to equipment purchases in the current quarter, as a result of the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Operating costs	(1,717)	(1,745)	28	1.6%

Adjusted EBITDA	1,359	1,352	7	0.5%

Adjusted EBITDA margin	44.2%	43.7%		0.5 pts

Bell Wireline operating costs declined by 1.6% in Q1 2020, compared to the same period last year, resulting from:

•	Lower cost of goods sold attributable to reduced product sales

•	Reduced labour costs driven by workforce reductions, productivity initiatives, vendor contract savings and fewer call volumes to our customer service centres

•	Lower TV programming and content costs mainly from fewer subscribers

•	Reduced advertising costs

These factors were partly offset by:

•	Higher costs driven by the COVID-19 pandemic mainly relating to the purchase of PPE for field technicians and additional building cleaning costs and supplies

•	Increased pension expense reflecting a higher defined benefit cost driven by a lower discount rate

•	Greater payments to other carriers from higher sales of international wholesale long distance minutes

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3 MD&A Business segment analysis - Bell Wireline

Bell Wireline adjusted EBITDA grew by 0.5% in Q1 2020, compared to Q1 2019, driven by lower operating expenses, moderated by year-over-year revenue decline. Adjusted EBITDA margin increased to 44.2% in Q1 2020, compared to the 43.7% achieved in Q1 2019, reflecting reduced low-margin product sales.

BELL WIRELINE OPERATING METRICS

DATA

Retail high-speed Internet

	Q1 2020	Q1 2019	CHANGE	% CHANGE

Retail net activations	22,595	22,671	(76)	(0.3%)

Retail subscribers	3,578,196	3,442,411	135,785	3.9%

Retail high-speed Internet subscriber net activations were essentially unchanged in Q1 2020 compared to Q1 2019, declining by 0.3%, as lower retail business net activations, reflecting the temporary shut down of small businesses due to the COVID-19 pandemic, were essentially offset by higher retail residential net activations. The growth in retail residential net activations reflected greater additions in our fixed wireless-to-the-premise (WTTP) and FTTP footprints along with reduced deactivations during the COVID-19 pandemic.

Retail high-speed Internet subscribers totaled 3,578,196 at March 31, 2020, up 3.9% from the end of Q1 2019.

Retail TV

	Q1 2020	Q1 2019	CHANGE	% CHANGE

Retail net subscriber (losses) activations	(18,555)	(1,560)	(16,995)	n.m.

IPTV	2,852	20,916	(18,064)	(86.4%)

Satellite	(21,407)	(22,476)	1,069	4.8%

Total retail subscribers	2,753,909	2,764,851	(10,942)	(0.4%)

IPTV	1,770,034	1,696,622	73,412	4.3%

Satellite	983,875	1,068,229	(84,354)	(7.9%)

n.m.: not meaningful

Retail IPTV net subscriber activations decreased by 86.4% in Q1 2020, compared to the same period last year, driven by aggressive offers from cable competitors in the first half of the quarter, maturing Fibe TV and Alt TV markets, slower new service footprint expansion, and greater substitution of traditional TV services with over-the-top (OTT) services. Additionally, the COVID-19 pandemic drove lower year-over-year activations due to reduced promotional offers and the temporary closure of retail distribution channels and the unfavourable impact from the postponement or cancellation of sporting events.

Retail satellite TV net customer losses improved by 4.8% year over year, compared to Q1 2019, due to lower deactivations, reflecting a more mature subscriber base geographically better-suited for satellite TV service.

Total retail TV net customer losses (IPTV and satellite TV combined) increased by 16,995 in Q1 2020, compared to Q1 2019, due to lower IPTV net activations, moderated by fewer satellite TV net losses.

Retail IPTV subscribers at March 31, 2020 totaled 1,770,034, up 4.3% from 1,696,622 subscribers reported at the end of Q1 2019.

Retail satellite TV subscribers at March 31, 2020 totaled 983,875, down 7.9% from 1,068,229 subscribers at the end of Q1 2019.

Total retail TV subscribers (IPTV and satellite TV combined) at March 31, 2020 were 2,753,909, representing a 0.4% decline from 2,764,851 subscribers at the end of Q1 2019.

VOICE

	Q1 2020	Q1 2019	CHANGE	% CHANGE

Retail residential NAS lines net losses	(61,595)	(66,779)	5,184	7.8%

Retail residential NAS lines	2,635,888	2,894,029	(258,141)	(8.9%)

Retail residential NAS net losses improved by 7.8% in Q1 2020, compared to Q1 2019, attributable to fewer customers with expired promotional offers and reduced deactivations during the COVID-19 pandemic. This was partly offset by the ongoing substitution to wireless and Internet-based technologies.

Retail residential NAS subscribers at March 31, 2020 of 2,635,888 declined by 8.9%, compared to the end of Q1 2019. This represented an increase compared to the 8.5% rate of erosion experienced in the same period of 2019, driven mainly by higher wireless and Internet-based technological substitution.

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3 MD&A Business segment analysis - Bell Media

3.3   Bell Media

KEY BUSINESS DEVELOPMENTS

EXCLUSIVE CANADIAN PARTNERSHIP WITH QUIBI

On March 5, 2020, Bell became the first Canadian partner for Quibi, a mobile video platform built for easy, on-the-go viewing, allowing today’s leading studios and creative talent to tell original stories in an entirely new way. Bell Media is the exclusive Canadian news and sports provider for the mobile-first platform, which launched in Canada on April 6. CTV News, Canada’s leading news organization, is producing daily news programs covering breaking news and the biggest stories of the day, which stream on Quibi mornings and evenings on weekdays and mornings on weekends. TSN, Canada’s sports leader and #1 sports network, is producing a daily sports information update streaming every morning, 7 days a week. Bell is marketing Quibi to Canadians via Bell Media and Bell Mobility Inc. marketing channels.

MULTI-YEAR MEDIA RIGHTS EXTENSION WITH FORMULA 1 (F1)

On March 2, 2020, TSN, RDS and F1 announced a new multi-year media rights extension, ensuring that Bell Media’s sports networks continue to be the Canadian home of F1 through the 2024 season. TSN and RDS will continue to broadcast all F1 races, as well as qualifying and practice sessions and encore presentations. This includes exclusive coverage of the Canadian Grand Prix – the most-watched motorsport event on Canadian soil. With the new agreement, TSN and RDS subscribers now have access to a multitude of F1 live feeds available at once through the networks’ digital platforms, including the Multiplex player on TSN.ca and RDS.ca, and through the TSN and RDS apps.

EXTENSION OF BROADCAST PARTNERSHIP WITH CURLING CANADA

On February 22, 2020, TSN, RDS and Curling Canada announced that Bell Media’s sports networks will continue to be the exclusive English and French broadcasters of Curling Canada Season of Champions events for an additional eight years. The agreement, which includes both broadcast and digital media rights, takes effect in the 2020-21 season and will carry through the 2027-28 season. TSN first began broadcasting curling in 1984, and has been the exclusive broadcaster of Season of Champions events since 2006.

FINANCIAL PERFORMANCE ANALYSIS

Q1 2020 PERFORMANCE HIGHLIGHTS

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

BELL MEDIA RESULTS

REVENUES

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Total external revenues	658	640	18	2.8%

Inter-segment revenues	94	105	(11)	(10.5%)

Total Bell Media revenues	752	745	7	0.9%

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3 MD&A Business segment analysis - Bell Media

Bell Media operating revenues grew by 0.9% in Q1 2020, compared to the same period last year, driven by higher subscriber revenues, offset in part by lower advertising revenues.

•

Subscriber revenues were up in Q1 2020, compared to the same period last year, mainly due to continued growth in Crave, our pay TV and streaming service, driven by a higher number of subscribers. The favourable impact from contract renewals with broadcast distribution undertakings also contributed to the growth in subscriber revenues.

•	Advertising revenues decreased in Q1 2020, compared to Q1 2019, mainly due to:

•

The unfavourable impact across all our advertising platforms in the second half of March from the COVID-19 pandemic resulting in customer cancellations due to the temporary shutdown of businesses and the cancellation and/or postponement of sporting events

•	Lower conventional TV advertising revenues from the ongoing shift in customer spending to OTT and digital platforms

•	Continued market softness in radio

These factors were partly offset by:

•

The return of simultaneous substitution for the broadcast of Super Bowl LIV in February 2020 subsequent to the decision by the Supreme Court of Canada to overturn the CRTC’s decision banning simultaneous substitution during the Super Bowl

•	Higher specialty TV advertising revenues from entertainment and sports in the first two months of the quarter due to strong audience levels

OPERATING COSTS AND ADJUSTED EBITDA

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Operating costs	(597)	(580)	(17)	(2.9%)

Adjusted EBITDA	155	165	(10)	(6.1%)

Adjusted EBITDA margin	20.6%	22.1%		(1.5)	pts

Bell Media operating costs increased by 2.9% in Q1 2020, compared to Q1 2019, mainly driven by:

•	Continued investment in content for our Crave services

•	Higher sports broadcast rights costs related to the broadcast of the Super Bowl

These factors were partly offset by:

•	Programming and production savings from postponements and cancellations due to the COVID-19 pandemic

Bell Media adjusted EBITDA decreased by 6.1% in Q1 2020, compared to Q1 last year, due to higher operating costs, moderated by the growth in revenues.

BCE Inc. 2020 First Quarter Shareholder Report            19

4 MD&A Financial and capital management

4    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1   Net debt (1)

	MARCH 31, 2020	DECEMBER 31, 2019	$ CHANGE	% CHANGE

Debt due within one year	4,209	3,881	328	8.5%

Long-term debt	25,513	22,415	3,098	13.8%

Preferred shares (2)	2,002	2,002	–	–

Cash and cash equivalents	(2,679)	(145)	(2,534)	n.m.

Net debt	29,045	28,153	892	3.2%

n.m.: not meaningful

(1)

Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 7.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, in this MD&A for more details including a reconciliation to the most comparable IFRS financial measure.

(2)	50% of outstanding preferred shares of $4,004 million in 2020 and 2019 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $3,426 million in total debt, comprised of debt due within one year and long-term debt, was due to:

•	borrowings by Bell Canada of $1.1 billion in U.S. dollars ($1,544 million in Canadian dollars) under its committed revolving credit facility

•	the issuance by Bell Canada of Series M-47 and Series M-51 MTN debentures with total principal amounts of $1 billion and $750 million in Canadian dollars, respectively

•	a net increase of $462 million in foreign exchange on hedged U.S. debt, lease liabilities and other debt

•	an increase in our securitized trade receivables of $400 million

Partly offset by:

•	the early redemption of Series M-24 MTN debentures with a total principal amount of $500 million

•	a decrease in our notes payable (net of issuances) of $230 million

The increase in cash and cash equivalents of $2,534 million was mainly due to:

•	$2,740 million of debt issuances (net of repayments)

•	$627 million of free cash flow

Partly offset by:

•	$716 million of dividends paid on BCE common shares

•	$94 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

4.2   Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2020	903,908,182

Shares issued under employee stock option plan	419,546

Outstanding, March 31, 2020	904,327,728

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2020	12,825,541	57

Granted	3,397,080	65

Exercised (1)	(419,546)	53

Outstanding, March 31, 2020	15,803,075	59

Exercisable, March 31, 2020	5,299,256	58

(1)	The weighted average market share price for options exercised during the three months ended March 31, 2020 was $64.

20             BCE Inc. 2020 First Quarter Shareholder Report

4 MD&A Financial and capital management

4.3   Cash flows

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Cash flows from operating activities	1,451	1,516	(65)	(4.3%	)

Capital expenditures	(783)	(850)	67	7.9%

Cash dividends paid on preferred shares	(36)	(26)	(10)	(38.5%	)

Cash dividends paid by subsidiaries to non-controlling interest	(14)	(27)	13	48.1%

Acquisition and other costs paid	9	29	(20)	(69.0%	)

Free cash flow	627	642	(15)	(2.3%	)

Acquisition and other costs paid	(9)	(29)	20	69.0%

Other investing activities	(7)	(24)	17	70.8%

Net issuance of debt instruments	2,740	394	2,346	n.m.

Issue of common shares	22	20	2	10.0%

Purchase of shares for settlement of share-based payments	(94)	(76)	(18)	(23.7%	)

Cash dividends paid on common shares	(716)	(678)	(38)	(5.6%	)

Other financing activities	(29)	(6)	(23)	n.m.

Net increase in cash and cash equivalents	2,534	243	2,291	n.m.

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the first quarter of 2020 decreased by $65 million, compared to Q1 2019, mainly due to higher interest paid and lower cash from working capital due in part to collections slowdown as a result of COVID-19, partly offset by delayed tax payments due to government relief measures related to COVID-19, higher adjusted EBITDA and lower severance and other costs paid.

Free cash flow in Q1 2020 decreased by $15 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding acquisition and other costs paid, partly offset by lower capital expenditures.

CAPITAL EXPENDITURES

	Q1 2020	Q1 2019	$ CHANGE	% CHANGE

Bell Wireless	130	148	18	12.2%

Capital intensity ratio	6.4%	7.1%		0.7 pts

Bell Wireline	628	677	49	7.2%

Capital intensity ratio	20.4%	21.9%		1.5 pts

Bell Media	25	25	–	–

Capital intensity ratio	3.3%	3.4%		0.1 pts

BCE	783	850	67	7.9%

Capital intensity ratio	13.8%	14.8%		1.0 pts

BCE capital expenditures of $783 million in Q1 2020 declined by $67 million, compared to the same period last year. Capital expenditures as a percentage of revenue (capital intensity ratio) also declined in the quarter to 13.8%, compared to 14.8% achieved in Q1 2019. The decrease in year-over-year capital investments was driven by lower spending in both our Bell Wireless and Bell Wireline segments, as follows:

•

Lower capital investments in our wireless segment of $18 million in Q1 2020, compared to Q1 2019, primarily due to the timing of our spending. Our wireless capital investments continued to be focused on the roll-out of our Long-term Evolution Advanced (LTE-A) network, capacity expansion, increase in network speed and quality, as well as the ongoing preparation for the launch of 5G.

•

Decreased capital spending in our wireline segment of $49 million in Q1 2020, compared to Q1 2019, mainly due to the slower pace of spending over last year. We continued to invest in the roll-out of our FTTP network to more homes and businesses and our fixed WTTP network to rural locations in Ontario and Québec.

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4 MD&A Financial and capital management

DEBT INSTRUMENTS

2020

In the first quarter of 2020, we issued $2,740 million of debt, net of repayments. This included borrowings by Bell Canada of $1.1 billion in U.S. dollars ($1,544 million in Canadian dollars) under its committed revolving credit facility, the issuance of Series M-47 and Series M-51 MTN debentures with total principal amounts of $1 billion and $750 million in Canadian dollars, respectively, and an increase in securitized trade receivables of $400 million, partly offset by the early redemption of Series M-24 MTN debentures with a total principal amount of $500 million, the repayment (net of issuances) of $230 million of notes payable, and net payments of leases and other debt of $224 million.

2019

In the first quarter of 2019, we issued $394 million of debt, net of repayments. This included the issuances (net of repayments) of $567 million of notes payable, partly offset by net payments of leases and other debt of $173 million.

CASH DIVIDENDS PAID ON COMMON SHARES

In the first quarter of 2020, cash dividends paid on common shares increased by $38 million compared to Q1 2019, due to a higher dividend paid in Q1 2020 of $0.7925 per common share compared to $0.7550 per common share in Q1 2019.

4.4   Post-employment benefit plans

For the three months ended March 31, 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $2,365 million due to a higher actual discount rate of 4.2% at March 31, 2020, as compared to 3.1% at December 31, 2019, partly offset by a lower-than-expected return on plan assets.

For the three months ended March 31, 2019, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $127 million. This was due to a lower actual discount rate of 3.3% at March 31, 2019, as compared to 3.8% at December 31, 2018, partly offset by a higher-than-expected return on plan assets in 2019.

4.5   Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			MARCH 31, 2020		DECEMBER 31, 2019

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	21	21	29	29

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	86	82	85

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	21,690	23,485	18,653	20,905

22             BCE Inc. 2020 First Quarter Shareholder Report

4 MD&A Financial and capital management

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

March 31, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	126	2	–	124

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	1,018	–	1,018	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	78	1	135	(58)

December 31, 2019

Publicly-traded and privately-held investments (3)	Other non-current assets	129	2	–	127

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165	–

MLSE financial liability (4)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	71	1	128	(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI and impairment charges are recorded in Other (expense) income in the income statements.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the consolidated income statements. The option has been exercisable since 2017.

CURRENCY EXPOSURE

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

During Q1 2020, we entered into foreign exchange forward contracts with a notional amount of $1,102 million in U.S. dollars ($1,547 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under our $4 billion Canadian dollar committed credit facilities. The fair value gain of $16 million relating to these foreign exchange forward contracts is recognized in Other current assets and Other non-current assets in the consolidated statements of financial position and Other (expense) income in the consolidated income statements. In addition, subsequent to quarter end, we entered into foreign exchange forward contracts with a notional amount of $351 million in U.S. dollars ($492 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under the same facilities.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $6 million ($16 million) recognized in net earnings at March 31, 2020 and a gain (loss) of $236 million recognized in Other comprehensive income (loss) at March 31, 2020, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $3 million in Other comprehensive income (loss) at March 31, 2020, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2020.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	1,360	CAD	1,774	2020	Commercial paper

Cash flow	USD	1,102	CAD	1,547	2020	Credit facilities

Cash flow	USD	528	CAD	685	2020	Anticipated transactions

Cash flow	PHP	1,478	CAD	37	2020	Anticipated transactions

Cash flow	USD	571	CAD	745	2021	Anticipated transactions

Economic – put options	USD	166	CAD	218	2020	Anticipated transactions

Economic – put options	USD	120	CAD	154	2021	Anticipated transactions

Economic – call options	USD	133	CAD	177	2020	Anticipated transactions
Economic – options (1)	USD	120	CAD	154	2021	Anticipated transactions

(1)	In 2019, we entered into a series of foreign currency options having a leverage provision and a profit cap limitation.

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4 MD&A Financial and capital management

INTEREST RATE EXPOSURES

During Q1 2020, we entered into a series of interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021. The fair value loss of $2 million relating to these interest rate options is recognized in Other non-current liabilities in the consolidated statements of financial position and Other (expense) income in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $58 million ($64 million) in net earnings at March 31, 2020.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value (loss) gain of ($28 million) and $100 million for the three months ended March 31, 2020 and 2019, respectively, are recognized in Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the consolidated statements of financial position and Other (expense) income in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at March 31, 2020 would result in a gain (loss) of $41 million recognized in net earnings, with all other variables held constant.

COMMODITY PRICE EXPOSURE

During Q1 2020, we entered into fuel swaps to economically hedge the purchase cost of 54 million litres of fuel in 2020 and 2021. The fair value loss of $4 million relating to these fuel swaps is recognized in Trade payables and other liabilities and Other non-current liabilities in the consolidated statements of financial position and Other (expense) income in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at March 31, 2020 would result in a gain (loss) of $3 million recognized in net earnings, with all other variables held constant.

4.6   Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2019 Annual MD&A.

4.7   Liquidity

As at March 31, 2020, we had a higher than normal cash and cash equivalents balance on hand to increase liquidity and preserve financial flexibility in light of the COVID-19 pandemic. Total available liquidity at March 31, 2020 was $3.2 billion, including $2.7 billion in cash and cash equivalents and $500 million available under our $4 billion committed bank credit facilities. In February 2020, Bell Canada issued $750 million of 3.50% Series M-51 MTN debentures maturing in September 2050 with proceeds used for the redemption of $500 million 4.95% Series M-24 MTN debentures due May 19, 2021, and for the repayment of short-term debt, including commercial paper. In March 2020, Bell Canada drew $1.1 billion in U.S. dollars ($1,544 million in Canadian dollars) under its $4 billion committed credit facilities, and re-opened the 3.35% Series M-47 MTN debentures due March 12, 2025, for proceeds of $1.0 billion, with the proceeds of both used to repay short-term debt, including commercial paper, and increase our cash and cash equivalents on hand. In addition, Bell Canada also increased the sale of receivables by $400 million in Q1 2020 to reach the maximum committed amount under its securitization programs.

We did not issue any commercial paper between March 11, 2020 and April 24, 2020 given a significant increase in the cost of issuance and a very limited market for this source of financing as a result of the COVID-19 pandemic. However, since April 24, 2020, we have resumed issuing commercial paper and issued an aggregate amount of $700 million in Canadian dollars in the Canadian and U.S. markets. Subsequent to quarter end, Bell Canada drew an additional $350 million in U.S. dollars ($491 million in Canadian dollars) under its $4 billion committed credit facilities and repaid $1.35 billion in U.S. dollars ($1,763 million in Canadian dollars) of commercial paper.

We expect our available liquidity to be sufficient to meet our cash requirements for the remainder of 2020, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, on-going operations, acquisitions and planned growth. Bell Canada has no public debt maturities in 2020.

We continuously monitor the rapidly changing COVID-19 pandemic for impacts on operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

24             BCE Inc. 2020 First Quarter Shareholder Report

4 MD&A Financial and capital management

LITIGATION

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following is an update to the legal proceedings described in the BCE 2019 AIF under section 8, Legal proceedings.

IP INFRINGEMENT LAWSUITS CONCERNING IPTV SYSTEMS

On March 19, 2020, the Supreme Court of Canada denied Mediatube Corp.’s (Mediatube) application for leave to appeal the Federal Court of Appeal’s decision to dismiss Mediatube’s appeal of the decision of the Federal Court which dismissed the claim filed on April 23, 2013 against Bell Canada and Bell Aliant Regional Communications, Limited Partnership (now Bell Canada). Accordingly, this legal proceeding is now concluded.

BCE Inc. 2020 First Quarter Shareholder Report            25

5 MD&A Quarterly financial information

5   Quarterly financial information

BCE’s Q1 2020 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34, Interim Financial Reporting and were approved by BCE’s board of directors on May 6, 2020.

As required, we adopted IFRS 16 – Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2020	2019				2018

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Operating revenues

Service	5,058	5,276	5,185	5,231	5,045	5,231	5,117	5,129

Product	622	1,040	799	699	689	984	760	657

Total operating revenues	5,680	6,316	5,984	5,930	5,734	6,215	5,877	5,786

Adjusted EBITDA	2,442	2,508	2,594	2,595	2,409	2,394	2,457	2,430

Severance, acquisition and other costs	(16)	(28)	(23)	(39)	(24)	(58)	(54)	(24)

Depreciation	(868)	(865)	(861)	(888)	(882)	(799)	(779)	(787)

Amortization	(234)	(228)	(230)	(223)	(221)	(216)	(220)	(221)

Net earnings	733	723	922	817	791	642	867	755

Net earnings attributable to common shareholders	680	672	867	761	740	606	814	704

Net earnings per common share Basic and diluted	0.75	0.74	0.96	0.85	0.82	0.68	0.90	0.79

Weighted average number of common shares outstanding – basic (millions)	904.1	903.8	901.4	899.5	898.4	898.1	898.0	898.0

26             BCE Inc. 2020 First Quarter Shareholder Report

6 MD&A Business risks

6   Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

In the BCE 2019 Annual MD&A, we provided a detailed review of risks that could affect our business, financial condition, liquidity, financial results or reputation and that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. This detailed description of risks is updated in this MD&A. The risks described in the BCE 2019 Annual MD&A, as updated in this MD&A, include, without limitation, risks associated with the following matters. Any of those risks including, without limitation, the risks related to the COVID-19 pandemic, could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A.

•

Pandemics, epidemics and other public health risks including, in particular, the COVID-19 pandemic, and the severity and duration of the adverse effects thereof on the economy, including the significant disruptions in retail and commercial activities, impacting, among others, the demand for and prices of our products and services, the ability of our customers to pay for our products and services, our ability to maintain operational networks and provide products and services to customers, and the ability of our suppliers to provide us with the products and services we need to operate our business

•

The inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, including, without limitation, to fund capital expenditures, pay dividends and provide for planned growth

•	The failure to maintain operational networks in the context of significant increases in capacity demands on our wireline, wireless and broadcast media networks

•	The risk that we may need to make significant capital expenditures in order to provide additional capacity and reduce network congestion

•	The inability to drive a positive customer experience in all aspects of our engagement with customers

•	Labour disruptions and shortages

•

Our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations

•	Uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased

•	Pension obligation volatility and increased contributions to post-employment benefit plans

•

Regulatory initiatives, proceedings and decisions, and government consultations, positions, actions and measures that affect us and influence our business, including, in particular, those relating to the COVID-19 pandemic, mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, and control of copyright piracy

•

The intensity of competitive activity, including from new and emerging competitors, coupled with the launch of new products and services, and the resulting impact on the cost of customer acquisition and retention, as well as on our market shares, sales volumes and pricing strategies

•	The level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments

•

Subscriber and viewer growth is challenged by changing viewer habits and the expansion of OTT TV and other alternative service providers, which may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market

•

Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and challenges in our ability to acquire or develop key content to drive revenues and subscriber growth

•	The proliferation of content piracy impacting our ability to monetize products and services, as well as creating bandwidth pressure

•	Higher Canadian smartphone penetration and increased device costs could challenge subscriber growth and cost of acquisition and retention

•

The inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters

•

The failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure

•	The failure to continue investment in next-generation capabilities in a disciplined and strategic manner

•	The complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings

•	The failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework

•	The failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions

•	Events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities

•	In-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject

•	The failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment

•	Changes to our base of suppliers or outsourcers that we may decide on or be required to implement

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6 MD&A Business risks

•	The failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers

•	Security and data leakage exposure if security control protocols affecting our suppliers are bypassed

•	The quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards

•	The inability to manage various credit, liquidity and market risks

•	New or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits

•	The failure to reduce costs, as well as unexpected increases in costs

•	The failure to evolve practices to effectively monitor and control fraudulent activities

•	Unfavourable resolution of legal proceedings and, in particular, class actions

•	New or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations

•	The failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

•	Health concerns about radiofrequency emissions from wireless communication devices and equipment

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us.

Please see section 9, Business risks of the BCE 2019 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2019 Annual MD&A referred to therein, are incorporated by reference in this section 6.

In addition, please also see section 4.7, Liquidity – Litigation in this MD&A for an update to the legal proceedings described in the BCE 2019 AIF, which section 4.7 is incorporated by reference in this section 6.

Except for the updates set out in section 4.7, Liquidity – Litigation and in this section 6, Business risks in this MD&A, the risks described in the BCE 2019 Annual MD&A remain substantially unchanged.

UPDATE TO THE DESCRIPTION OF BUSINESS RISKS

PANDEMICS, EPIDEMICS AND OTHER PUBLIC HEALTH RISKS

COVID-19 PANDEMIC

The outbreak of the COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus while seeking to maintain essential services. These measures have included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, self-imposed quarantine periods, border closures and travel bans or restrictions. These measures have significantly disrupted retail and commercial activities in most sectors of the economy and created extreme volatility in financial markets. This has resulted in a sharp economic downturn marked by rising levels of unemployment, as most businesses have reduced or ceased business operations, and reduced consumer spending. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of COVID-19 persist and certain of such conditions could continue even upon the gradual removal of such measures and thereafter, especially given that a certain segment of the general public, including certain of our customers and employees, may voluntarily choose to continue to apply such measures due to health concerns regarding COVID-19.

These measures and conditions have adversely affected, and are expected to continue to adversely affect, our business, financial condition, liquidity and financial results, for as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced and potentially upon their gradual or complete removal, including, without limitation, as follows, and such adverse effect could be material.

•

As a result of the temporary closure of the majority of our retail outlets, our ability to increase the number of subscribers to our services and sell our products and services has been adversely impacted, which will continue to adversely affect our revenues

•

The temporary closure of non-essential businesses and resulting employment losses and financial hardship has adversely affected spending by our customers, both businesses and consumers, which will continue to result in a decrease in the purchase of certain of our products and services. Additionally, the negative impact on our customers’ financial condition has adversely affected our ability to recover payment of receivables from customers and has led to an increase in bad debts. In certain cases, we are providing customers with temporary payment relief, such as extending terms and waiving fees for services. These events had, and will continue to have for as long as they persist, a negative effect on our revenues and cash flows. They may also adversely affect our position under our securitized trade receivables programs.

•

The COVID-19 pandemic has resulted, and is expected to continue to result, in lower business customer activity which could continue to lead to a reduction or cancellation of services due to economic uncertainty. Business customers may continue to postpone purchases of hardware products, downgrade data connectivity speeds due to the temporary closure of locations, or re-prioritize various business projects with a focus on business continuity instead of growth projects. We may be unable to perform work and render services on the premises of certain business customers which are deemed non-essential by the relevant governmental authorities. Finally, a certain number of our business customers, especially small businesses, could become bankrupt or otherwise cease to carry on business as a result of the COVID-19 pandemic.

•

Stay-at-home and work-from-home measures implemented by governments and businesses have impacted the nature of our customers’ use of our networks, products and services. This has created unprecedented capacity pressure on certain areas of our wireless, wireline and broadcast media networks. Although, as a result of various steps we have taken aimed at maintaining the continuity of essential services, our networks have, in general, adequately sustained such increased usage, there can be no assurance that this will continue to be the case. Network failures and slowdowns could have an adverse effect on our brand and reputation and adversely affect subscriber acquisition and retention as well as our financial results. We may also need to make significant capital expenditures in order to provide additional capacity and reduce network congestion due to the COVID-19 pandemic.

28             BCE Inc. 2020 First Quarter Shareholder Report

6 MD&A Business risks

•

The ability of certain of our product and service suppliers and vendors to provide us with the products and services we need to operate our business has been adversely affected, which has resulted, and could continue to result, in supply chain disruptions. We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers and vendors. To the extent that such plans do not successfully mitigate the impacts of the COVID-19 pandemic and our suppliers or vendors therefore experience operational failures, such failures would have adverse effects on our business. Furthermore, the consequences of the COVID-19 pandemic have also adversely impacted, and are expected to continue to adversely impact, the operations of our international call centres and, consequently, our customer service. Although we have trained and are continuing to train certain of our employees to perform customer service functions, there can be no assurance that a sufficient number of employees will be trained or that they will acquire the same level of knowledge or efficiency as those in our international call centres.

•

Measures adopted to combat the spread of the coronavirus have resulted in the suspension or cancellation of live programming including various sporting events which include, without limitation, NBA and NHL programming, resulting in significantly reduced audience levels in these market segments. In addition, measures such as social distancing and stay-at-home and work-from-home policies have adversely impacted Bell Media’s radio audience levels and Out-of-home business, while economic pressures on advertisers have led to the cancellation or deferral of advertising campaigns. These events have adversely affected, and will continue to adversely affect for as long as they persist, Bell Media’s revenues.

•

Global financial markets have experienced, and could continue to experience, significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions and financial markets. However, the efficacy of the government and central bank interventions is uncertain. Economic uncertainty could continue to negatively impact equity and debt capital markets, could cause continued interest rate volatility and movements, and could adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. In addition, the return on our pension plan assets and/or the discount rate used for valuing our post-employment benefit obligations may both be negatively impacted in the near to medium term. This could have an adverse effect on our post-employment benefit plan obligations and pension contributions in future years.

•

Currently, a significant number of our employees and our suppliers’ employees are working remotely. Such work arrangements could introduce additional operating risks, including but not limited to information security risks, and impair our ability to manage our business. An extended period of remote work arrangements could strain our business continuity plans, impact our ability to develop and launch new products and services and exacerbate our exposure to operational risks.

•

Incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, due to government actions, illness, quarantines, absenteeism, workforce reduction initiatives or other restrictions, may impact our ability to maintain, upgrade or expand our networks in order to accommodate substantially increased network usage due to stay-at-home and work-at-home measures, to provide desired levels of customer service, or to advance or complete currently planned network deployment projects. Our inability to do the foregoing would have an adverse effect on our business, competitive capabilities and financial results. Labour disruptions and shortages would also negatively affect our ability to sell our products and services, install new services or make repairs on customer premises. Prolonged illness of our senior executives could have an adverse effect on the management of our business and financial results.

•

As a result of the COVID-19 pandemic, additional legislation or regulations, regulatory initiatives or proceedings, or government consultations or positions, may be adopted or instituted, as the case may be, that may adversely impact our ability to compete in the marketplace

In addition, the risks including, without limitation, those described in section 9, Business risks, of the BCE 2019 Annual MD&A, have been and/or could be exacerbated, or become more likely to materialize, as a result of the COVID-19 pandemic. The risks described in such section, as well as those discussed in this section, could also be exacerbated, or become more likely to materialize, by social unrest that could result from the consequences of the COVID-19 pandemic.

Although Canadian governments have ordered the temporary closure of non-essential businesses, Bell Canada’s telecommunications, media and broadcasting operations have been recognized as essential services. While we have implemented business continuity plans and taken additional steps where required, including various preventive measures and precautions, there can be no assurance that these actions in response to the COVID-19 pandemic will succeed in preventing or mitigating, in whole or in part, the negative impacts of the pandemic on our company, employees or customers, and these actions may have adverse effects on our business, which may continue following the COVID-19 pandemic.

Due to the speed with which the COVID-19 pandemic is developing and the uncertainty of its severity, duration and potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. The extent to which the COVID-19 pandemic will continue to adversely impact our business, financial condition, liquidity and financial results will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the developments and risks referred to above, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

It is possible that the estimates currently recorded in our financial statements for the three-month period ended March 31, 2020 could change in the future. This may include valuations and estimates related to allowance for doubtful accounts and impairment of contract assets, both of which take into account current economic conditions, as well as historical and forward-looking information, inventory valuation reserves, impairment of non-financial assets, derivative financial instruments, post-employment benefit plans and other provisions. We are evaluating the situation and monitoring the impacts on our operations.

BCE Inc. 2020 First Quarter Shareholder Report            29

7 MD&A Accounting policies, financial measures and controls

7   Accounting policies, financial measures and controls

7.1  Our accounting policies

BCE’s Q1 2020 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 6, 2020. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computations as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2019, except as noted below. BCE’s Q1 2020 Financial Statements do not include all of the notes required in the annual financial statements.

ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to reported amounts of revenues and expenses, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. We base our estimates on a number of factors, including historical experience, current events including but not limited to the COVID-19 pandemic and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2020, we adopted the following amended accounting standards.

STANDARD	DESCRIPTION	IMPACT
IFRIC Agenda Decision on IFRS 16 – Leases	International Financial Reporting Interpretations Committee (IFRIC) agenda decision clarifying the determination of the lease term for cancellable or renewable leases under IFRS 16.	This agenda decision did not have a significant impact on our financial statements.

Amendments to IFRS 3 – Business Combinations	These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

These amendments did not have any impact on our financial statements. They may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

7.2   Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s Q1 2020 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

30             BCE Inc. 2020 First Quarter Shareholder Report

7 MD&A Accounting policies, financial measures and controls

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q1 2020	Q1 2019

Net earnings	733	791

Severance, acquisition and other costs	16	24

Depreciation	868	882

Amortization	234	221

Finance costs

Interest expense	279	283

Interest on post-employment benefit obligations	12	16

Other expense (income)	55	(101)

Income taxes	245	293

Adjusted EBITDA	2,442	2,409

BCE operating revenues	5,680	5,734

Adjusted EBITDA margin	43.0%	42.0%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q1 2020		Q1 2019

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	680	0.75	740	0.82

Severance, acquisition and other costs	12	0.01	18	0.02

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	20	0.03	(73)	(0.07)

Net (gains) losses on investments	(9)	(0.01)	4	–

Early debt redemption costs	12	0.01	–	–

Impairment charges	5	0.01	3	–

Adjusted net earnings	720	0.80	692	0.77

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

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7 MD&A Accounting policies, financial measures and controls

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q1 2020	Q1 2019

Cash flows from operating activities	1,451	1,516

Capital expenditures	(783)	(850)

Cash dividends paid on preferred shares	(36)	(26)

Cash dividends paid by subsidiaries to NCI	(14)	(27)

Acquisition and other costs paid	9	29

Free cash flow	627	642

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	MARCH 31, 2020	DECEMBER 31, 2019

Debt due within one year	4,209	3,881

Long-term debt	25,513	22,415

50% of outstanding preferred shares	2,002	2,002

Cash and cash equivalents	(2,679)	(145)

Net debt	29,045	28,153

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

32             BCE Inc. 2020 First Quarter Shareholder Report

7 MD&A Accounting policies, financial measures and controls

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ABPU

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.
Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

•   Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

•   Retail NAS subscribers are based on a line count and are represented by a unique telephone number

7.3  Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Consolidated financial statements

Consolidated financial statements

Consolidated income statements

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE	2020	2019

Operating revenues	3	5,680	5,734

Operating costs	3, 4	(3,238)	(3,325)

Severance, acquisition and other costs	5	(16)	(24)

Depreciation		(868)	(882)

Amortization		(234)	(221)

Finance costs

Interest expense		(279)	(283)

Interest on post-employment benefit obligations	10	(12)	(16)

Other (expense) income	6	(55)	101

Income taxes		(245)	(293)

Net earnings		733	791

Net earnings attributable to:

Common shareholders		680	740

Preferred shareholders		38	38

Non-controlling interest		15	13

Net earnings		733	791

Net earnings per common share	7

Basic and diluted		0.75	0.82

Average number of common shares outstanding – basic (millions)		904.1	898.4

34             BCE Inc. 2020 First Quarter Shareholder Report

Consolidated financial statements

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2020	2019
Net earnings		733	791

Other comprehensive income (loss), net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three months ended March 31, 2020 and 2019		(3)	–

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($116) million and $20 million for the three months ended March 31, 2020 and 2019, respectively		318	(54)

Items that will not be reclassified to net earnings

Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($634) million and $34 million for the three months ended March 31, 2020 and 2019, respectively (1)	10	1,731	(93)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($21) million and $4 million for the three months ended March 31, 2020 and 2019, respectively		57	(12)

Other comprehensive income (loss)		2,103	(159)

Total comprehensive income		2,836	632

Total comprehensive income attributable to:

Common shareholders		2,778	583

Preferred shareholders		38	38

Non-controlling interest		20	11

Total comprehensive income		2,836	632

(1)

The discount rate used to value our post-employment benefit obligations at March 31, 2020 was 4.2% compared to 3.1% at December 31, 2019. The discount rate used to value our post-employment benefit obligations at March 31, 2019 was 3.3% compared to 3.8% at December 31, 2018.

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Consolidated financial statements

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	MARCH 31, 2020	DECEMBER 31, 2019

ASSETS

Current assets

Cash		943	141

Cash equivalents		1,736	4

Trade and other receivables		2,990	3,038

Inventory		487	427

Contract assets		1,037	1,111

Contract costs		416	415

Prepaid expenses		280	194

Other current assets		419	190

Total current assets		8,308	5,520

Non-current assets

Contract assets		452	533

Contract costs		363	368

Property, plant and equipment		27,432	27,636

Intangible assets		13,513	13,352

Deferred tax assets		90	98

Investments in associates and joint ventures		730	698

Other non-current assets	8	3,960	1,274

Goodwill		10,667	10,667

Total non-current assets		57,207	54,626

Total assets		65,515	60,146

LIABILITIES

Current liabilities

Trade payables and other liabilities		3,335	3,954

Contract liabilities		725	683

Interest payable		192	227

Dividends payable		767	729

Current tax liabilities		186	303

Debt due within one year		4,209	3,881

Total current liabilities		9,414	9,777

Non-current liabilities

Contract liabilities		211	207

Long-term debt	9	25,513	22,415

Deferred tax liabilities		4,444	3,561

Post-employment benefit obligations	10	1,603	1,907

Other non-current liabilities		906	871

Total non-current liabilities		32,677	28,961

Total liabilities		42,091	38,738

EQUITY

Equity attributable to BCE shareholders

Preferred shares		4,004	4,004

Common shares		20,386	20,363

Contributed surplus		1,156	1,178

Accumulated other comprehensive income		528	161

Deficit		(2,990)	(4,632)

Total equity attributable to BCE shareholders		23,084	21,074

Non-controlling interest		340	334

Total equity		23,424	21,408

Total liabilities and equity		65,515	60,146

36             BCE Inc. 2020 First Quarter Shareholder Report

Consolidated financial statements

Consolidated statements of changes in equity

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED MARCH 31, 2020 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2019	4,004	20,363	1,178	161	(4,632)	21,074	334	21,408

Net earnings	–	–	–	–	718	718	15	733

Other comprehensive income	–	–	–	368	1,730	2,098	5	2,103

Total comprehensive income	–	–	–	368	2,448	2,816	20	2,836

Common shares issued under employee stock option plan	–	23	(1)	–	–	22	–	22

Other share-based compensation	–	–	(21)	–	(15)	(36)	–	(36)

Dividends declared on BCE common and preferred shares	–	–	–	–	(791)	(791)	–	(791)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(14)	(14)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	(1)	–	(1)	–	(1)

Balance at March 31, 2020	4,004	20,386	1,156	528	(2,990)	23,084	340	23,424

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED MARCH 31, 2019 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2018	4,004	20,036	1,170	90	(4,937)	20,363	326	20,689

Adoption of IFRS 16	–	–	–	–	(19)	(19)	(1)	(20)

Balance at January 1, 2019	4,004	20,036	1,170	90	(4,956)	20,344	325	20,669

Net earnings	–	–	–	–	778	778	13	791

Other comprehensive loss	–	–	–	(65)	(92)	(157)	(2)	(159)

Total comprehensive (loss) income	–	–	–	(65)	686	621	11	632

Common shares issued under employee stock option plan	–	20	(1)	–	–	19	–	19

Common shares issued under employee savings plan (ESP)	–	10	–	–	–	10	–	10

Other share-based compensation	–	1	(16)	–	5	(10)	–	(10)

Dividends declared on BCE common and preferred shares	–	–	–	–	(750)	(750)	–	(750)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(27)	(27)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	(5)	–	(5)	–	(5)

Balance at March 31, 2019	4,004	20,067	1,153	20	(5,015)	20,229	309	20,538

BCE Inc. 2020 First Quarter Shareholder Report            37

Consolidated financial statements

Consolidated statements of cash flows

FOR THE PERIOD ENDED MARCH 31 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2020	2019

Cash flows from operating activities

Net earnings		733	791

Adjustments to reconcile net earnings to cash flows from operating activities

Severance, acquisition and other costs	5	16	24

Depreciation and amortization		1,102	1,103

Post-employment benefit plans cost	10	87	85

Net interest expense		272	278

Losses on investments	6	1	4

Income taxes		245	293

Contributions to post-employment benefit plans		(79)	(81)

Payments under other post-employment benefit plans		(17)	(18)

Severance and other costs paid		(35)	(66)

Interest paid		(318)	(267)

Income taxes paid (net of refunds)		(233)	(289)

Acquisition and other costs paid		(9)	(29)

Net change in operating assets and liabilities		(314)	(312)

Cash flows from operating activities		1,451	1,516

Cash flows used in investing activities

Capital expenditures		(783)	(850)

Other investing activities		(7)	(24)

Cash flows used in investing activities		(790)	(874)

Cash flows from (used in) financing activities

(Decrease) increase in notes payable		(230)	567

Increase in securitized trade receivables		400	31

Issue of long-term debt	9	3,281	–

Repayment of long-term debt	9	(711)	(204)

Issue of common shares		22	20

Purchase of shares for settlement of share-based payments		(94)	(76)

Cash dividends paid on common shares		(716)	(678)

Cash dividends paid on preferred shares		(36)	(26)

Cash dividends paid by subsidiaries to non-controlling interest		(14)	(27)

Other financing activities		(29)	(6)

Cash flows from (used in) financing activities		1,873	(399)

Net increase in cash		802	121

Cash at beginning of period		141	425

Cash at end of period		943	546

Net increase in cash equivalents		1,732	122

Cash equivalents at beginning of period		4	–

Cash equivalents at end of period		1,736	122

38             BCE Inc. 2020 First Quarter Shareholder Report

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2019 annual consolidated financial statements, approved by BCE’s board of directors on March 5, 2020.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1    Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2    Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on May 6, 2020. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2019, except as noted below.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to reported amounts of revenues and expenses, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. We base our estimates on a number of factors, including historical experience, current events including but not limited to the COVID-19 pandemic and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2020, we adopted the following amended accounting standards.

STANDARD	DESCRIPTION	IMPACT

IFRIC Agenda Decision on IFRS 16 – Leases	International Financial Reporting Interpretations Committee (IFRIC) agenda decision clarifying the determination of the lease term for cancellable or renewable leases under IFRS 16.	This agenda decision did not have a significant impact on our financial statements.

Amendments to IFRS 3 – Business Combinations	These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

These amendments did not have any impact on our financial statements. They may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

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Notes to consolidated financial statements

Note 3    Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

The following tables present financial information by segment for the three month periods ended March 31, 2020 and 2019.

		BELL	BELL	BELL	INTERSEGMENT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2020	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		2,022	3,000	658	–	5,680

Inter-segment		13	76	94	(183)	–

Total operating revenues		2,035	3,076	752	(183)	5,680

Operating costs	4	(1,107)	(1,717)	(597)	183	(3,238)

Segment profit (1)		928	1,359	155	–	2,442

Severance, acquisition and other costs	5					(16)

Depreciation and amortization						(1,102)

Finance costs

Interest expense						(279)

Interest on post-employment benefit obligations	10					(12)

Other expense	6					(55)

Income taxes						(245)

Net earnings						733

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

		BELL	BELL	BELL	INTERSEGMENT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2019	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		2,064	3,030	640	–	5,734

Inter-segment		13	67	105	(185)	–

Total operating revenues		2,077	3,097	745	(185)	5,734

Operating costs	4	(1,185)	(1,745)	(580)	185	(3,325)

Segment profit (1)		892	1,352	165	–	2,409

Severance, acquisition and other costs	5					(24)

Depreciation and amortization						(1,103)

Finance costs

Interest expense						(283)

Interest on post-employment benefit obligations	10					(16)

Other income	6					101

Income taxes						(293)

Net earnings						791

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

40             BCE Inc. 2020 First Quarter Shareholder Report

Notes to consolidated financial statements

REVENUES BY SERVICES AND PRODUCTS

FOR THE PERIOD ENDED MARCH 31	2020	2019

Services (1)

Wireless	1,535	1,528

Wireline data	1,931	1,911

Wireline voice	872	907

Media	658	640

Other wireline services	62	59

Total services	5,058	5,045

Products (2)

Wireless	487	536

Wireline data	123	142

Wireline equipment and other	12	11

Total products	622	689

Total operating revenues	5,680	5,734

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

Note 4    Operating costs

FOR THE PERIOD ENDED MARCH 31	NOTE	2020	2019

Labour costs

Wages, salaries and related taxes and benefits		(1,046)	(1,059)

Post-employment benefit plans service cost (net of capitalized amounts)	10	(75)	(69)

Other labour costs (1)		(227)	(229)

Less:

Capitalized labour		247	244

Total labour costs		(1,101)	(1,113)

Cost of revenues (2)		(1,659)	(1,745)

Other operating costs (3)		(478)	(467)

Total operating costs		(3,238)	(3,325)

(1)	Other labour costs include contractor and outsourcing costs.

(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5    Severance, acquisition and other costs

FOR THE PERIOD ENDED MARCH 31	2020	2019

Severance	(8)	(7)

Acquisition and other	(8)	(17)

Total severance, acquisition and other costs	(16)	(24)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations and litigation costs, when they are significant.

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Notes to consolidated financial statements

Note 6    Other (expense) income

FOR THE PERIOD ENDED MARCH 31	NOTE	2020	2019

Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans		(28)	100

Early debt redemption costs	9	(17)	–

Losses on retirements and disposals of property, plant and equipment and intangible assets		(16)	(5)

Impairment of assets		(7)	(4)

Losses on investments		(1)	(4)

Equity gains from investments in associates and joint ventures

Gain on investment (1)		10	–

Operations		9	11

Other		(5)	3

Total other (expense) income		(55)	101

(1)

The $10 million gain in 2020 represents BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

Note 7    Earnings per share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE PERIOD ENDED MARCH 31	2020	2019

Net earnings attributable to common shareholders – basic	680	740

Dividends declared per common share (in dollars)	0.8325	0.7925

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	904.1	898.4

Assumed exercise of stock options (1)	0.4	0.3

Weighted average number of common shares outstanding – diluted (in millions)	904.5	898.7

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,458,250 for the first quarter of 2020, compared to 12,703,673 for the first quarter of 2019.

Note 8    Other non-current assets

	NOTE	MARCH 31, 2020	DECEMBER 31, 2019

Net assets of post-employment benefit plans	10	2,613	558

Derivative assets	11	784	200

Long-term notes and other receivables		174	142

Publicly-traded and privately-held investments	11	126	129

Investments (1)	11	135	128

Other		128	117

Total other non-current assets		3,960	1,274

(1)	These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

Note 9    Debt

In Q1 2020, Bell Canada drew $1.1 billion in U.S. dollars ($1,544 million in Canadian dollars) under its $4 billion Canadian dollar committed credit facilities. Subsequent to quarter end, Bell Canada drew an additional $350 million in U.S. dollars ($491 million in Canadian dollars) under the same facilities. The borrowings, which are included in long-term debt, have been hedged for foreign currency fluctuations through foreign exchange forward contracts. See Note 11, Financial assets and liabilities, for additional details.

On March 25, 2020, Bell Canada issued 3.35% Series M-47 medium term note (MTN) debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 12, 2025.

On March 16, 2020, Bell Canada redeemed, prior to maturity, its 4.95% Series M-24 MTN debentures, having an outstanding principal amount of $500 million, which were due on May 19, 2021. We incurred early debt redemption charges of $17 million, which were recorded in Other (expense) income in the income statement.

On February 13, 2020, Bell Canada issued 3.50% Series M-51 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on September 30, 2050.

42             BCE Inc. 2020 First Quarter Shareholder Report

Notes to consolidated financial statements

Note 10    Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

FOR THE PERIOD ENDED MARCH 31	2020	2019
DB pension	(54)	(48)

DC pension	(36)	(34)

OPEBs	(1)	(1)

Less

Capitalized benefit plans cost	16	14

Total post-employment benefit plans service cost	(75)	(69)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

FOR THE PERIOD ENDED MARCH 31	2020	2019
DB pension	(3)	(5)

OPEBs	(9)	(11)

Total interest on post-employment benefit obligations	(12)	(16)

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL

FOR THE PERIOD ENDED	MARCH 31, 2020	DECEMBER 31, 2019	MARCH 31, 2020	DECEMBER 31, 2019	MARCH 31, 2020	DECEMBER 31, 2019	MARCH 31, 2020	DECEMBER 31, 2019
Present value of post-employment benefit obligations	(21,509)	(24,961)	(1,701)	(1,918)	(266)	(300)	(23,476)	(27,179)

Fair value of plan assets	24,149	25,474	357	376	–	–	24,506	25,850

Plan surplus (deficit)	2,640	513	(1,344)	(1,542)	(266)	(300)	1,030	(1,329)

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

In Q1 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive income (loss) of $2,365 million due to a decrease in the present value of our post-employment benefit obligations of $3,616 million as a result of an increase in the discount rate to 4.2% at March 31, 2020 compared to 3.1% at December 31, 2019, partly offset by a decrease in the fair value of plan assets of $1,251 million as a result of an actual loss on plan assets of 4.2%.

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Notes to consolidated financial statements

Note 11    Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			MARCH 31, 2020		DECEMBER 31, 2019

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	21	21	29	29

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	86	82	85

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	21,690	23,485	18,653	20,905

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2) (1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

March 31, 2020

Publicly-traded and privately-held investments	Other non-current assets	126	2	–	124

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	1,018	–	1,018	–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (3)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	78	1	135	(58)

December 31, 2019

Publicly-traded and privately-held investments	Other non-current assets	129	2	–	127

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165	–

MLSE financial liability (3)	Trade payables and other liabilities	(135)	–	–	(135)

Other	Other non-current assets and liabilities	71	1	128	(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the consolidated income statements. The option has been exercisable since 2017.

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

During Q1 2020, we entered into foreign exchange forward contracts with a notional amount of $1,102 million in U.S. dollars ($1,547 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under our $4 billion Canadian dollar committed credit facilities. The fair value gain of $16 million relating to these foreign exchange forward contracts is recognized in Other current assets and Other non-current assets in the consolidated statements of financial position and Other (expense) income in the consolidated income statements. In addition, subsequent to quarter end, we entered into foreign exchange forward contracts with a notional amount of $351 million in U.S. dollars ($492 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under the same facilities.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $6 million ($16 million) recognized in net earnings at March 31, 2020 and a gain (loss) of $236 million recognized in Other comprehensive income (loss) at March 31, 2020, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $3 million in Other comprehensive income (loss) at March 31, 2020, with all other variables held constant.

44             BCE Inc. 2020 First Quarter Shareholder Report

Notes to consolidated financial statements

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2020.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	1,360	CAD	1,774	2020	Commercial paper

Cash flow	USD	1,102	CAD	1,547	2020	Credit facilities

Cash flow	USD	528	CAD	685	2020	Anticipated transactions

Cash flow	PHP	1,478	CAD	37	2020	Anticipated transactions

Cash flow	USD	571	CAD	745	2021	Anticipated transactions

Economic – put options	USD	166	CAD	218	2020	Anticipated transactions

Economic – put options	USD	120	CAD	154	2021	Anticipated transactions

Economic – call options	USD	133	CAD	177	2020	Anticipated transactions

Economic – options (1)	USD	120	CAD	154	2021	Anticipated transactions

(1)	In 2019, we entered into a series of foreign currency options having a leverage provision and a profit cap limitation.

INTEREST RATE EXPOSURES

During Q1 2020, we entered into a series of interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021. The fair value loss of $2 million relating to these interest rate options is recognized in Other non-current liabilities in the consolidated statements of financial position and Other (expense) income in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in a decrease (increase) of $58 million ($64 million) in net earnings at March 31, 2020.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value (loss) gain of ($28 million) and $100 million for the three months ended March 31, 2020 and 2019, respectively, are recognized in Other non-current assets, Trade payables and other liabilities and Other non-current liabilities in the consolidated statements of financial position and Other (expense) income in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at March 31, 2020 would result in a gain (loss) of $41 million recognized in net earnings, with all other variables held constant.

COMMODITY PRICE EXPOSURE

During Q1 2020, we entered into fuel swaps to economically hedge the purchase cost of 54 million litres of fuel in 2020 and 2021. The fair value loss of $4 million relating to these fuel swaps is recognized in Trade payables and other liabilities and Other non-current liabilities in the consolidated statements of financial position and Other (expense) income in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at March 31, 2020 would result in a gain (loss) of $3 million recognized in net earnings, with all other variables held constant.

Note 12    Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE PERIOD ENDED MARCH 31	2020	2019

ESP	(8)	(7)

Restricted share units (RSUs) and performance share units (PSUs)	(16)	(20)

Other (1)	(3)	(4)

Total share-based payments	(27)	(31)

(1)	Includes deferred share plan (DSP), deferred share units (DSUs) and stock options.

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Notes to consolidated financial statements

The following tables summarize the change in unvested ESP contributions and outstanding RSUs/PSUs, DSUs and stock options for the period ended March 31, 2020.

ESP

NUMBER OF ESP SHARES

Unvested contributions, January 1, 2020	1,124,198

Contributions (1)	143,741

Dividends credited	14,022

Vested	(142,621)

Forfeited	(31,125)

Unvested contributions, March 31, 2020	1,108,215

(1) The weighted average fair value of the shares contributed during the three months ended March 31, 2020 was $60.

RSUs/PSUs

NUMBER OF RSUs/PSUs

Outstanding, January 1, 2020	2,915,118

Granted (1)	855,801

Dividends credited	37,804

Settled	(919,730)

Forfeited	(6,864)

Outstanding, March 31, 2020	2,882,129

(1)	The weighted average fair value of the RSUs/PSUs granted during the three months ended March 31, 2020 was $63.

DSUs

NUMBER OF DSUs

Outstanding, January 1, 2020	4,623,099

Issued (1)	49,679

Settlement of RSUs/PSUs	90,435

Dividends credited	59,806

Settled	(30,086)

Outstanding, March 31, 2020	4,792,933

(1)	The weighted average fair value of the DSUs issued during the three months ended March 31, 2020 was $63.

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2020	12,825,541	57

Granted	3,397,080	65

Exercised (1)	(419,546)	53

Outstanding, March 31, 2020	15,803,075	59

Exercisable, March 31, 2020	5,299,256	58

(1)	The weighted average market share price for options exercised during the three months ended March 31, 2020 was $64.

46             BCE Inc. 2020 First Quarter Shareholder Report

Notes to consolidated financial statements

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2020

Weighted average fair value per option granted	$1.55

Weighted average share price	$63

Weighted average exercise price	$65

Expected dividend growth	5%

Expected volatility	12%

Risk-free interest rate	1%

Expected life (years)	4

Expected dividend growth is commensurate with BCE’s dividend growth strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 13    COVID-19

Although our telecommunications, media and broadcasting operations have been recognized by Canadian governments as essential services, our business has nonetheless, starting in the latter part of the first quarter, been negatively impacted by the emergency measures adopted to combat the spread of COVID-19 and the resulting economic conditions. All of our segments have been adversely affected, but we have seen a more pronounced impact on retail subscriber and promotional activity, wireless product sales, wireless roaming revenues, business customer spending and media advertising revenues. Given that measures taken to address the COVID-19 pandemic only started in the latter part of the first quarter, such measures had a relatively moderate impact on our Q1 2020 financial results. However, depending on the severity and duration of COVID-19 disruptions, our operations and financial results are expected to be negatively impacted more significantly in future periods.

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This document has been filed by BCE Inc. with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

AST TRUST COMPANY (CANADA)
INVESTOR RELATIONS	1 Toronto Street, Suite 1200
Building A, 8th floor	Toronto, Ontario M5C 2V6
1 Carrefour Alexander-Graham-Bell	tel: 416 682-3861 or 1 800 561-0934
Verdun, Québec H3E 3B3	fax: 514 985-8843 or 1 888 249-6189
e-mail: investor.relations@bce.ca	e-mail: bce@astfinancial.com
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca
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